UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-179092-01

AEP TEXAS CENTRAL TRANSITION FUNDING III LLC
(Exact name of registrant as specified in its charter)
____________________________________

539 N. Carancahua Street, Suite 1700
Corpus Christi, Texas 78401
(361) 881-5399
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Secured Transition Bonds, Series A, Tranche A-1
Senior Secured Transition Bonds, Series A, Tranche A-2
Senior Secured Transition Bonds, Series A, Tranche A-3
(Title of each class of securities covered by this Form)
____________________________________

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[x]

Approximate number of holders of record as of the certificate or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, AEP Texas Central Transition Funding III LLC has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2025	AEP TEXAS CENTRAL TRANSITION FUNDING III LLC
	By:	/s/ Noah K. Hollis
	Name:	Noah K. Hollis
	Title:	Assistant Treasurer